UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 2)

Under the Securities Exchange Act of 1934*
__________________________________________

ALIGHT, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
01626W101
(CUSIP Number)
December 31, 2022
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[x] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01626W101	13G

1	NAME OF REPORTING PERSON William P. Foley II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5	SOLE VOTING POWER 5,400,068*
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 6,833,304*
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 5,400,068*
	8	SHARED DISPOSITIVE POWER 6,833,304*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,233,372*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.6%*
12	TYPE OF REPORTING PERSON IN
* As of December 31, 2022. See Item 4 of this Schedule 13G/A.

CUSIP No. 01626W101	13G

1	NAME OF REPORTING PERSON Bilcar FT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 6,661,426*
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,661,426*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,661,426*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.4%*
12	TYPE OF REPORTING PERSON* PN
* As of December 31, 2022. See Item 4 of this Schedule 13G/A.

CUSIP No. 01626W101	13G

1	NAME OF REPORTING PERSON Bilcar FT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 6,661,426*
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,661,426*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,661,426*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.4%*
12	TYPE OF REPORTING PERSON* OO
* As of December 31, 2022. See Item 4 of this Schedule 13G/A.

CUSIP No. 01626W101	13G

1	NAME OF REPORTING PERSON Trasimene Capital FT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 171,878*
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 171,878*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,878*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%*
12	TYPE OF REPORTING PERSON* OO
* As of December 31, 2022. See Item 4 of this Schedule 13G/A.

CUSIP No. 01626W101	13G

Item 1(a).    Name of Issuer
Alight, Inc. ("Issuer")
Item 1(b).    Address of Issuer's Principal Executive Offices
4 Overlook Point
Linolnshire, IL 60069
Item 2(a).    Name of Person Filing
This statement is being filed on behalf of William P. Foley II, Bilcar FT, LP (“Bilcar Sponsor”), Bilcar FT LLC ("Bilcar GP") and Trasimene Capital FT, LLC ("Trasimene GP") (collectively, the “Reporting Persons”). Bilcar GP is the sole general partner of Bilcar Sponsor and Mr. Foley is the sole member of Bilcar GP. Mr. Foley is the sole member of the Trasimene GP.
Item 2(b).    Address of Principal Business Office or, if None, Residence
The principal business office of each Reporting Person is:

1701 Village Center Circle
Las Vegas, Nevada 89134
Item 2(c).    Citizenship
See responses to Item 4 on each cover page.
Item 2(d).    Title of Class of Securities
Common Stock, par value $0.0001 per share (“Common Stock”), of the Issuer.
Item 2(e).    CUSIP Number
01626W101
Item 3.        Not applicable.
Item 4.        Ownership
(a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages which relate to the beneficial ownership of the Common Stock of the Issuer, as of December 31, 2022, are incorporated herein by reference. As of December 31, 2022, Mr. Foley beneficially owned an aggregate of 12,233,372 shares of Common Stock, which includes (i) 355,136 shares of Common Stock issued to Mr. Foley by the Issuer for his service on the Issuer’s board of directors that are restricted and subject to vesting, (ii) 6,661,426 shares of Common Stock directly owned by Bilcar Sponsor (iii) 5,044,932 shares of Common Stock directly owned by Mr. Foley, and (iv) 171,878 shares of Common Stock held by Trasimene GP, representing approximately 2.6% of the shares of Common Stock outstanding (based on 464,365,807 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2022, filed with the SEC on November 3, 2022).

Item 5.        Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [x]
Item 6.        Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.        Identification and Classification of Members of the Group
Not applicable.
Item 9.        Notice of Dissolution of Group
Not applicable.
Item 10.        Certification
Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 14, 2023
WILLIAM P. FOLEY, II
		By:	/s/Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Attorney-in-fact

BILCAR FT, LP
		By:	/s/Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Attorney-in-fact

BILCAR FT, LLC
		By:	/s/Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Attorney-in-fact

TRASIMENE CAPITAL FT, LLC
		By:	/s/Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Attorney-in-fact